Room 4561
Via fax (520) 901-3200

December 21, 2007

Stephen M. Bennett
President and Chief Executive Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

>   **Re: Intuit Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2007**
>   **File no. 0-21180**

Dear Mr. Bennett:

     We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                                    Sincerely,

                                    Kathleen Collins
                                    Accounting Branch Chief